UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously disclosed in a Report on Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”) on February 18, 2026, as amended by the Report on Form 6-K/A furnished with the SEC on February 18, 2026, by Fusion Fuel Green PLC, an Irish public limited company (the “Company”), the Company entered into a Share Exchange Agreement (the “Original Share Exchange Agreement”), dated as of February 18, 2026 (the “Original Agreement Date”), among the Company and certain shareholders of Royal Uranium Inc., a company incorporated under the laws of British Columbia, Canada (“Royal Uranium”). On June 11, 2026, the Original Share Exchange Agreement was amended by an Amendment Agreement, dated as of June 11, 2026 (“Amendment Agreement”), between the Company and certain shareholders of Royal Uranium, to reflect an increase of 3,500,000 common shares of Royal Uranium outstanding and changes in ownership of common shares of Royal Uranium that occurred between the Original Agreement Date and the date of the Amendment Agreement, adjusting share allocations accordingly, and reducing the number of Class A ordinary shares of the Company with nominal value $0.0035 per share (“Class A Ordinary Shares”) that the Company was required to issue at the closing (the “Closing”) of the securities exchange contemplated by the Original Share Exchange Agreement (the “Securities Exchange”) from up to 3,750,025 to up to 3,750,018 (as amended, the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement and Joinders to the Share Exchange Agreement executed by certain shareholders of Royal Uranium, shareholders of Royal Uranium holding all of the share capital of Royal Uranium (collectively, the “RU Shareholders”) agreed to the terms of the Share Exchange Agreement.

On July 21, 2026, the Closing was completed. Pursuant to the Share Exchange Agreement, the RU Shareholders sold all of the issued and outstanding shares in the capital of Royal Uranium (81,881,029 common shares) to the Company in exchange for 3,750,018 Class A Ordinary Shares. As a result of the Securities Exchange, Royal Uranium has become a wholly-owned subsidiary of the Company. The Share Exchange Agreement provides that Royal Uranium is valued at $15,000,000.

The Share Exchange Agreement includes lock-up restrictions on the RU Shareholders with respect to the Class A Ordinary Shares. RU Shareholders (or RU Shareholders who are affiliates) who received more than 25,000 Class A Ordinary Shares are subject to restrictions prohibiting the transfer, sale, pledge, or other disposition of the Class A Ordinary Shares as follows: (i) 100% of the Class A Ordinary Shares for six months from the Original Agreement Date; (ii) two-thirds of the Class A Ordinary Shares for 12 months from the Original Agreement Date; and (iii) one-third of the Class A Ordinary Shares for 18 months from the Original Agreement Date. RU Shareholders (together with their affiliates) who received 25,000 Class A Ordinary Shares or fewer will be released from such restrictions after six months following the Original Agreement Date. The Company will be required to file a registration statement to register the resale of the Class A Ordinary Shares within 20 business days of the expiration of such lock-up restrictions.

In addition, the Share Exchange Agreement contains certain representations, warranties, limitations of liability, indemnification provisions, and customary covenants.

Under each Mineral & Element Advisory Agreement, dated as of February 12, 2026 (collectively the “Advisory Agreements”), between the Company and each of three other parties (the “Advisors”), the Share Exchange Agreement constituted a Definitive Agreement (as defined in the Advisory Agreements). The Advisory Agreements were disclosed in the Company’s Report on Form 6-K furnished with the SEC on February 17, 2026 (the “Prior Form 6-K”). Pursuant to the Advisory Agreements and at the election of the Advisors, the Company issued 95,000 Class A Ordinary Shares and customary pre-funded warrants to purchase up to an aggregate of 190,000 Class A Ordinary Shares to the Advisors in the form attached as Exhibit 4.1 to the Prior Form 6-K (“Advisor Pre-Funded Warrants”). Pursuant to the Advisory Agreements, the Company was required to file a registration statement on Form F-3 (or an available alternative) with the SEC within 45 calendar days of the Closing and to use commercially reasonable efforts to have the Class A Ordinary Shares and Class A Ordinary Shares issuable upon exercise of the Advisor Pre-Funded Warrants declared effective within 90 days of filing. The Company is responsible for maintaining the effectiveness of the registration statement for as long as the shares remain outstanding and are not freely tradable under Rule 144, and bears all related filing and registration expenses other than underwriting discounts and commissions.

The offer and sale of securities described above was conducted as a private placement pursuant to and in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder for transactions not involving a public offering.

Copies of the forms of the Original Share Exchange Agreement, the Agreement Amendment, and the Advisory Agreements are furnished as Exhibit 10.1, Exhibit 99.1, and Exhibit 10.2 to this Report on Form 6-K, respectively, and the description above of the Original Share Exchange Agreement, the Agreement Amendment, and the Advisory Agreements is qualified in its entirety by reference to such exhibits.

In connection with the Closing, the following additional exhibits are being furnished with this Report on Form 6-K: (1) updated risk factors discussion, which is attached hereto as Exhibit 99.2, and (2) disclosures regarding a certain indicative valuation of certain royalty and other interests held by Royal Uranium, which is attached hereto as Exhibit 99.3.

On July 22, 2026, the Company issued a press release announcing the Closing. A copy of the press release is furnished as Exhibit 99.4 to this Report on Form 6-K.

Forward-Looking Statements

The press release attached as Exhibit 99.4 hereto and the statements contained therein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Such forward-looking statements include, but are not limited to, statements regarding: the expected benefits of the Company’s completed acquisition of Royal Uranium, including the expected enhancement of the Company’s strategic positioning, long-term asset value, and capital-light exposure to uranium and natural gas markets; the Company’s ability to successfully integrate Royal Uranium’s business and royalty portfolio into its operations; the expected realization of revenues from the assets of Royal Uranium, including its uranium and natural gas royalty and other interests; the scope, timing, and results of exploration and development activities by third-party operators at properties underlying Royal Uranium’s royalty and other interests, including the advancement of development-stage properties toward commercial production; the indicative valuation of certain royalties held by Royal Uranium and the assumptions underlying such valuation; and the Company’s strategy to build a diversified energy platform and the anticipated benefits thereof. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, without limitation: factors that raise substantial doubt about the Company’s ability to continue as a going concern, including recurring losses from operations, negative working capital, outstanding matured convertible note obligations, and the Company’s continued dependence on external financing; the Company’s ability to integrate Royal Uranium’s assets into its business, and the risk that integration may require significant management attention and resources, may not result in the realization of anticipated benefits, and may be subject to delays; the realization of revenues from the assets of Royal Uranium, including its uranium and natural gas royalty and other interests, which may depend on, among other things, the commercial development of uranium deposits, the receipt and maintenance of exploration, mining, and environmental permits and approvals by the operators of the underlying properties, and market demand for uranium and natural gas as sources of energy; the risk that none of the uranium royalties held by Royal Uranium are currently producing revenue, that a substantial majority relate to non-producing properties or properties that do not have established mineral reserves, and that there can be no assurance that any such properties will be brought into commercial production; volatility in uranium and natural gas commodity prices, which directly affect the potential value of net smelter return and gas royalty interests, and the Company’s lack of any derivative contracts or hedging to mitigate such price exposure; the risk that approximately 66% of the indicative valuation of certain of Royal Uranium’s royalty interests is concentrated in a single project area, and that adverse developments at that property could disproportionately reduce the value of the portfolio; the risk that the assumptions and methodologies underlying the indicative valuation of approximately $30.4 million attributed to certain of Royal Uranium’s royalties, including unverified management-provided data, may prove materially inaccurate, and that the actual value may be significantly less; the risk that operators of royalty-bearing or similar properties may delay, suspend, or abandon exploration or development activities due to insufficient funding, unfavorable economic conditions, technical challenges, or regulatory obstacles, and that certain properties underlying Royal Uranium’s royalties have already been abandoned or had mineral claims lapse; the possibility that exploration activities may not result in the discovery of commercially viable mineral deposits or hydrocarbon reserves; the dependence of the Company on third-party operators over whom it has no operational control, including decisions regarding the pace, scope, and method of exploration and development; the risk that changes in mining, environmental, or energy laws and regulations in the jurisdictions where Royal Uranium’s royalty and other assets are located, including Canada, Colombia, and Argentina, may adversely affect the feasibility or economics of the underlying projects; political, economic, and social risks associated with operating in foreign jurisdictions, including currency controls, expropriation, nationalization, and changes in fiscal regimes, and geopolitical instability, particularly in Argentina and Colombia; the risk that royalty and similar agreements may be subject to disputes regarding their scope, enforceability, or the calculation of permitted deductions from gross revenues, and that missing documentation relating to certain royalty interests may affect the Company’s ability to confirm and enforce its rights; the risk that the acquisition of Royal Uranium may be determined by The Nasdaq Stock Market LLC (“Nasdaq”) to constitute a “change of control,” which could result in a delisting determination because the Company has not filed and cleared an initial listing application with Nasdaq in connection with the transaction; significant dilution experienced by the Company’s existing shareholders as a result of the issuance of 3,750,018 Class A Ordinary Shares of the Company to the RU Shareholders, with the Company’s former shareholders that were not RU Shareholders expected to hold approximately 36.7% of the outstanding Class A Ordinary Shares following the Closing and the former RU Shareholders expected to hold approximately 63.3%; the risk that Royal Uranium’s obligation to issue additional shares under a certain Debt Settlement Agreement with Summit Royalties Ltd. may not have been extinguished by the transactions relating to the Share Exchange Agreement, which could result in additional dilution; the ability of the Company to satisfy the conditions to conversion of the Company’s Series A Convertible Preferred Shares, including the submission and clearance of an initial listing application with Nasdaq; competition from existing or new offerings that may emerge; the Company’s ability to obtain sufficient funding to maintain operations and develop additional services and offerings; and the risks and uncertainties described under Exhibit 99.2 to this Report on Form 6-K. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

This Report on Form 6-K (except Exhibit 99.4 hereto) is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-287226, 333-289429, 333-286198, 333-286202, 333-251990, 333-264714, 333-276880, 333-293286, and 333-294414) and Form S-8 (File Nos. 333-258543 and 333-291732) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
10.1	Form of Share Exchange Agreement, dated as of February 18, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on February 18, 2026)
10.2	Form of Mineral & Element Advisory Agreement, dated as of February 12, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on February 18, 2026)
99.1	Form of Amendment Agreement amending the Share Exchange Agreement, dated as of June 11, 2026, among Fusion Fuel Green PLC and the other parties signatory thereto
99.2	Updated Risk Factors
99.3	Disclosures Regarding Indicative Valuation of Certain Royalties Held by Royal Uranium Inc.
99.4	Press release dated July 22, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: July 22, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer